[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 9, 2023

VIA EDGAR

Deborah L. O’Neal

Jason Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock TCP Capital Corp. (the “Company”)
Registration Statement on Form N-14
File No. 333-274897

Dear Ms. O’Neal and Mr. Fox:

Thank you for your comments received on November 6, 2023, regarding the Registration Statement on Form N-14 (the “Registration Statement”) filed by BlackRock TCP Capital Corp. (the “Company”) on October 6, 2023. The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed herein. Your comments are set forth below and are followed by the Company’s response. These changes will be reflected in a pre-effective amendment to the Registration Statement, which the Company intends to file as soon as practicable. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement to place on file the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of the shares of common stock of the Company that would be issued in connection with the closing of the Merger.

* * * *

Comment 1:	As disclosed on pages 35 and 38, there will not be any broker non-votes, because there are no proposals on the ballot on which a broker may vote without instructions from the beneficial owner. Therefore, please delete all references to broker non-votes and disclose that neither the fund nor its agents will count “uninstructed shares” as present for quorum or any other purposes.

Response 1:	The Company has revised the disclosure as requested.

Deborah L. O’Neal

Jason Fox

November 9, 2023

Comment 2:	The disclosure on page 26 states, “Certain rights associated with BCIC Common Stock are different from the rights associated with TCPC Common Stock, as described in the section ‘Comparison of TCPC and BCIC Stockholder Rights.’” Consider providing a brief summary or description of the salient differences.

Response 2:	The Company has added disclosure as requested.

Comment 3:	We note that Ms. Leets joined the TCPC board on October 27, 2022. Please consider adding a brief description of her background/qualifications on page 45.

Response 3:	The Company has added disclosure as requested.

Comment 4:	Please add a third undertaking in Item 17 to file the final tax opinion after the merger closes.

Response 4:	The Company has added disclosure as requested.

Accounting Comments

Comment 1:	Please revise the number of shares outstanding for BCIC listed in the capitalization table on page 34 from 75,572 (in thousands) to 72,572 (in thousands).

Response 1:	The Company has revised the disclosure as requested.

Comment 2:	Please confirm that there have been no material changes since June 30, 2023 that should be reflected in the Capitalization Table on page 34.

Response 2:	The Company has revised the capitalization table to be current as of September 30, 2023.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc:	Laurence D. Paredes, Secretary of the Company
Diana Huffman, General Counsel of the Company